













A LEGACY OF CHAMPIONS
OWN A FULL BROTHER TO MAGE & DORNOCH. SHARES AVAILABLE.

$98 INVEST + DALMORE

"A SON OF GOOD MAGIC AND PUCA DOESN'T JUST HAVE WINNING CLASSIC RACES IN HIS BLOOD...

IT'S HIS BIRTHRIGHT!"

\- BRIAN DIDONATO
RACING OPERATIONS MANAGER

MAGE
2023 KENTUCKY DERBY WINNER
MEET THE LATEST HEIR TO THE GOOD MAGIC/PUCA EMPIRE
DORNOCH
2024 BELMONT STAKES WINNER

Colt
FOALED 04/04/2024

Trainer
CHAD BROWN

New York/Florida
RACING CIRCUIT

MyRacehorse is excited to partner with John Stewart's Resolute Racing to present what is undoubtedly the best-bred individual ever made available via a fractional ownership offering, the full brother to Kentucky Derby winner, Mage, and Belmont Stakes winner, Dornoch, and the half-brother to 2025 Kentucky Derby starter, Baeza.

READ FULL OVERVIEW HERE

MyRacehorse is excited to partner with John Stewart's Resolute Racing to present what is undoubtedly the best-bred individual ever made available via a fractional ownership offering—a full-brother to Kentucky Derby winner Mage and Belmont Stakes winner Dornoch; and a half-brother to 2025 Kentucky Derby and Belmont S. third finisher Baeza.

Meet Puca '24, the full-brother to 2023 G1 Kentucky Derby winner Mage and 2024 G1 Belmont S. and G1 Travers S. hero Dornoch; as well as the half-brother to Baeza (McKinzie), a $1.2-million yearling and narrow second to Journalism in the 2025 G1 Santa Anita Derby before finishing third in both the Derby and Belmont himself.

Resolute purchased dam Puca—herself a stakes winner and Grade 2-placed runner who also received prestigious **'TDN Rising Star'** honors—for a sale-topping $2.9 million at the 2023 Keeneland November sale while she was carrying this Good Magic colt. The daughter of dual Classic winner Big Brown was already a Derby winner-producing mare at that point, but she'd earn a second jewel towards her own Triple Crown the following June when Dornoch dug in gamely to defeat a strong field in the "Test of the Champion." She was a shoe-in for that year's KTOB Broodmare of the Year award, and that was after just her first three foals—her first foal, the filly Gunning (Gun Runner), was also multiple stakes-placed.

Puca is half to Finnegans Wake, who scored his own Derby Day glory when taking the 2015 G1 Woodford Reserve Turf Classic.

Last April, meanwhile, Puca foaled her latest potential star in this strapping now yearling colt. He has continued to blossom in the past year or so, and is certainly one of the most promising and well-credentialed Thoroughbred yearlings on the planet. A beautiful chestnut with exceptional balance and proportion, he possesses a powerful forearm and hip and an athletic, free-moving walk.

He will go into pre-training later this year, with the plan to eventually turn him over to five-time Eclipse Award-winning conditioner and future Hall of Famer Chad Brown. The trainer of last year's champion 3-year-old male, G1 Breeders' Cup Classic winner and near Kentucky Derby-misser Sierra Leone also guided Puca '24's standout sire Good Magic.

A seven-figure son of Curlin, Good Magic was a champion juvenile himself and Derby runner-up, and he has emerged as one of the most successful sires—particularly of two-turn dirt horses—in America. In addition to the two superstar colts mentioned above, Good Magic has sired three other Grade 1-winning males routing on the dirt: last year's G1 Pacific Classic hero and recent G1 Dubai World Cup runner-up Mixto; sale-topping G1 American Pharoah and G1 Arkansas Derby scorer Muth; and the Chad Brown-trained Blazing Sevens, winner of the prestigious G1 Champagne S. in 2022.

With four of those five currently standing at stud in Kentucky, there are not many—if any—sire lines that figure to have a more significant impact on the breed in the coming years.

Opportunities to get involved in a horse of this caliber do not come around every day.



SEE FULL PEDIGREE HERE

MEDIA



FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$98	**$1,960,000**	**51%**	**0.00125%**



- **● ASSET COST** —

  Includes the initial purchase price of the horse and the associated bloodstock fee applicable only to the Class A shares. Series MRH LLC Puca '24 owns 51% of the underlying asset, acquired for $2,295,000. MRH CF LLC Series Puca 24 is offering a total of 20,000 Class A shares, representing a 25% equity interest in the underlying asset.

- **● BROKERAGE FEE** +

- **● MANAGEMENT AND DUE DILIGENCE FEE** +

- **● ORGANIZATIONAL AND EXPERIENTIAL FEE** +

- **● OPERATING EXPENSE RESERVE** +

Chart values: $14.68, $7.35, $14.70, $2.21, $59.06

The target raise for this offering is $490,000 and the maximum raise is $1,960,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$977,942 / $1,960,000
Funds Raised





$98 INVEST

Offering Memorandum

OFFERED BY DALMORE

FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings?

Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.

These offerings will have some differences that many MyRacehorse users will notice; unique investment caps, a funding progress bar, a comment section on the listing page, and additional communications regarding the disbursement process.

Why buy a racehorse through crowdfunding?

What types of securities can I buy on this site?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

What information does this site collect from issuers related to their offering?

What happens if a horse does not reach its funding goal?

How can I learn more about a horse's offering?

Can I cancel my investment?

How do I contact someone from MyRacehorse?

Where can I learn more about investing in Reg CF offerings?

Comments for this thread are now closed ×

38 Comments

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Stephanie Parks

2 months ago

Ghost Magic is my name choice.

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William Michael Traubert

2 months ago

Owning a Racehorse is simply out of the financial reach of most people like me. So, as a fractional shareholder, coming on board with the son of Good Magic and Puca is something that only a few years ago would have never been possible. It's the fulfillment of a lifelong dream. I believe in pedigree, and I just finished rereading for about the 199th time the late Leon Rasmussen's book, Inbreeding to Superior Females. who penned the Bloodlines column for many years in Daily Racing Form? I simply believe that Puca has been blessed with a special set of genetics, it must come from Boat's Ghost, and will be worth the effort to trace the line back. If the stars line up properly, maybe that first Saturday in May is not out of the question.

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Tracey Thompson

2 months ago

For me it's not even about making money out of it. I genuinely want to be a part of a world that gives me goosebumps when I watch it on tv lol

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Tracey Thompson

2 months ago

I am a Canadian who is very interested in this colt. I watched Mage in the Derby. But this offer or any offer at this time, is not open to Canadians? Is there a reason and will that change in the future?

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Colin Chatto

2 months ago

New to the app. I understand the general concept of everything, how often are these horse available to buy shares in?

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> **Richard C** → Colin Chatto
>
> 2 months ago edited
>
> It depends on the number of MRH purchases (alone or with a partner) at the various sales throughout the year or through unique partnership deals like this one. There are no specific dates when offerings are posted each year. There is always lag time between the purchase and offering -- and the reason why perusing the site on a periodic basis is a good bet.
>
> Share ›

Richard C

2 months ago

If folks look at micro-shares in terms of a Personal Seat License found in countless other college and pro sports -- it may bring a necessary perspective. And viewed in that light, what MyRacehorse offers is often extensively superior to if one plopped down (*a lot more*) money for a PSL seat in an arena or stadium; you are still treated/seen as a fan there.....and you better have the checkbook ready for next season. Here, you are treated as part of the ownership team for as long as that equine athlete is scampering around the oval.

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JoAnn Polk

2 months ago

How many shares are on offer? It appears that it's 10,000.

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Jon Olivera

2 months ago

I think this offering needs a little more transparency. Typically they plainly display the horse equity being offered and for this offering it is ommitted. Just my 2 cents.

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Andrea King

2 months ago

just be happy to be involved at such a small risk thank you John Stewart for making this opportunity available!

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